Turnaround Partners, Inc.
109 N. Post Oak Lane
Suite 422
Houston, Texas 77024

August 9, 2007

Ms. Linda VanDoorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:	Turnaround Partners, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
File No. 000-28606

Dear Ms. VanDoorn:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated July 19, 2007 regarding the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (“Annual Report”) and the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007.

Form 10-KSB

Financial Statements and Notes

Note 8 - Acquisition of Kipling Holdings, Inc., page F-16

COMMENT 1:
Please tell us how you considered Rule 310 of Regulation S-B in determining whether pro forma financial data and financial statements of Kipling Holdings were required. Also please provide us a calculation of the purchase price.

RESPONSE:
Item 310(d) Pro forma financial information states that “Pro forma information showing the effects of the acquisition shall be furnished if financial statements of a business acquired or to be acquired are presented.”

Additionally, SFAS No. 141, paragraph 54 states that pro forma information for a business combination shall include the results of operations for the current period as though the business combination had been completed at the beginning of the period.

The Company believes that the appropriate pro forma disclosures were made in the Annual Report.

The purchase price was determined as follows:

Assumption of debt of Kipling Holdings, Inc.:	$8,600,836
Payment of out-of-pocket cash by Mr. Connolly for the common stock of Kipling Holdings, Inc.:	10,000
Total purchase price:	$8,610,836

Note 10 - Convertible Debentures - Derivative Financial Instruments, page F-17

Derivative Valuations, page F-22

COMMENT 2:
We note that in determining the fair value of the convertible debt instruments the company utilized a third party valuation firm to fair value the embedded derivatives using a layered discounted probability-weighted cash flow approach based on certain assumptions. Please quantify, and disclose in future filings, the significant assumptions used in determining the fair value of the embedded derivatives of these notes.

RESPONSE:	The Company will disclose in future filings the significant assumptions used in determining the fair value of the embedded derivatives of these notes. An example follows:

The significant assumptions utilized in valuing the embedded derivatives for these notes include:

-	The stock price would increase at the cost of equity with a short-term volatility of 150%.

-	Registration default would occur only 5% of the time.

-	Other forms of default would occur 5% of the time, increasing 0.1% per quarter.

-	Alternative financing would be available starting at 0%, increasing 5% per quarter to a maximum of 50%.

-	Common Shares outstanding would increase 1% per quarter.

-	Exercise pricing reset events would occur 5% of the time generating a weighted average conversion price of $0.475.

Note 11 - Debt Extinguishment, page F-23

COMMENT 3:
We note that modifications to various debt instruments were accounted for in accordance with EITF 96-19. Explain to us for each instrument how you determined that such modification was substantial in accordance with EITF 96-19 to qualify as extinguishments of debt.

RESPONSE:	In accordance with EITF 96-19, the following analysis was completed for each of the notes identified in the Annual Report:

-	The cash flows of the original note before the modification was discounted at the effective interest rate of the original note.

-	The cash flow of the new note after the modification was discounted at the effective interest rate of the original note.

-	The cash flows of the new note included any amounts paid by the debtor to the creditor, including the change in fair value of embedded conversion options.

-	These present values were compared, and when they exceeded 10% of the present value of the remaining cash flows under the terms of the original instrument, the debt was considered extinguished.

-	For example, the Holland et. al. Debenture issued on 12/8/03 was tested for extinguishment under EITF 96-19 as of 11-30-05 when the note maturity was extended from 12/8/05 until 1/31/07.

-	The present value of the cash flows of the original note was $202,563 when discounted at the effective interest rate of the original note.

-
The present value of the cash flows of the modified note was $89,542 which included the change in fair value of the embedded conversion option of ($2,152), when discounted at the effective interest rate of the original note.

-	The difference in the present value (202,563 - 89,542 = 113,021) exceeded 10% of the present value of the original note (202,563 * .1 = 20,256), thus requiring extinguishment.

Exhibit 31.1 and 31.2

COMMENT 4:
Reference is also being made to the Exhibits 31.1 and 31.2 within the company’s Form 10-QSB for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at that the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE:	In response to the Commission’s Comment above, we will be sure not to include the individual’s title at the beginning of each certification.

Form 10-QSB for the quarter ended March 31, 2007

Financial Statements and Notes

Note 1 - Basis of Presentation, page 7

Change in Accounting Principle for Registration Payment Arrangements, page 8

COMMENT 5:
Reference is being made to page nine. We note that the company adopted FSP EITF 00-19-2 on January 1, 2007; and accordingly, the comparative condensed consolidated financial statements of prior periods have been adjusted to apply the new method retrospectively. Please tell us how you have complied with paragraph 22 of FSP EITF 00-19-2 as it stipulates that retrospective application of the guidance in FSP EITF 00-19-2 to financial statements for earlier interim or annual periods presented is not permitted.

RESPONSE:
EITF 00-19-2, section 22, states (in part) that “Retrospective application of the guidance in this FSP to financial statements for earlier interim or annual periods presented is not permitted”. We were in error to include the effect of EITF 00-19-2 retroactively.

Note 3 - Convertible Debentures - Derivative Financial Instruments, page 11

COMMENT 6:
We note that various debt instruments have been identified with embedded derivatives requiring evaluation and accounting under EITF 00-19 and SFAS 133. We also that the company utilized a third party to fair value the embedded derivatives using a layered discounted probability-weighed cash flow approach. Please tell us in summary, and disclose in future filings, the assumptions that were used in determining such value.

RESPONSE:	The Company will disclose in future filings the significant assumptions used in determining the fair value of the embedded derivatives of these notes.

-	The significant assumptions utilized in valuing the embedded derivatives for the notes as of 3/31/07 included:

-	The stock price would increase at the cost of equity with a short-term volatility of 200%.

-	Registration default would occur only 5% of the time.

-	Other forms of default would occur 2.5% of the time, increasing 0.3% per quarter.

-	Alternative financing would be available starting at 0%, increasing 5% per quarter to a maximum of 50%.

-	Common Shares outstanding would increase 5% per quarter.

-	Exercise pricing reset events would occur 5% of the time generating a weighted average conversion price of $0.4757 for the Highgate note only.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick at (305) 539-3352 or myself at (713) 621-2737.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Timothy J. Connolly
Timothy J. Connolly
Chief Executive Officer